IQUEST NETWORKS INC





December  28,  2001


US  SECURITIES  AND  EXCHANGE  COMMISSION
450  Fifth  Street  NW
Washington,  DC   20549-0409

ATTENTION:     DIVISION  OF  CORPORATE  FINANCE


Dear  Sirs:

     RE:  IQUEST  NETWORKS  INC.
          REGISTRATION STATEMENT ON FORM 10-SB, FILED OCTOBER 31, 2001 REGISTRATION NO. 000-33299
          ----------------------------

Please accept this letter as our request to withdraw the above-mentioned Registration Statement on Form 10-SB, which was filed on October 31, 2001. The Company intends to re-file a new Form 10-SB.

If  you  have  any  questions,  please  do  not  hesitate  to  call.

Yours  truly,

IQUEST  NETWORKS  INC.

     "Anton  (Tony)  J.  Drescher"

Per:
Anton  (Tony)  J.  Drescher,
Director


/cg
Encl.


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